Exhibit (a)(1)(ix)

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL

CNPJ/MF 02.558.124/0001-12

Notice of Extension of Tender Offer

Rio de Janeiro, Brazil, September 28, 2010 –Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”) today announced that it has extended the expiration date of its pending offer to purchase preferred shares, no par value, of Net Serviços de Comunicação S.A. (“Preferred Shares”) on the terms and subject to the conditions set forth in the offer to purchase dated August 30, 2010, as amended (the “Offer to Purchase”) to October 6, 2010 and the related auction on the BM&FBOVESPA—Bolsa de Valores, Mercadorias e Futuros to 2:00 p.m., New York City time, on October 7, 2010. The deadline by which holders of American Depositary Shares representing Preferred Shares (“ADSs”) may accept the offer as extended by tendering the Preferred Shares underlying their ADSs through The Bank of New York Mellon, as receiving agent has been extended to 10:00 a.m. New York City time on October 6, 2010 and the deadline by which shareholders tendering Preferred Shares directly may tender into the offer has been extended to 5:00 p.m. New York City time on October 6, 2010. Embratel will pay the purchase price for all Preferred Shares (including Preferred Shares represented by ADSs) properly and timely tendered, and not properly withdrawn and purchased in the auction, on October 13, 2010, the third Brazilian business day following the auction. All other terms and conditions of the pending tender offer remain as set forth in the Offer to Purchase.

Embratel also announced that as of 5:00 p.m. New York City time on September 28, 2010, 120,766,896 Preferred Shares have been validly tendered into the offer. Holders of Preferred Shares may continue to tender Preferred Shares into the tender offer up to the ADR expiration time and Preferred Share expiration time on the expiration date.

This press release does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The offers are being made only pursuant to an offer to purchase and related letter of transmittal and only to such persons and in such jurisdictions as is permitted under applicable law.

About Embratel

Embratel is a wholly owned subsidiary of Embratel Participações S.A. (“Embrapar”). For more information on Embratel and Embrapar, please visit www.embratel.com.br.

Contact

Questions on the tender offer and requests for assistance may be directed to D.F. King & Co., Inc., the information agent in connection with the offer:

D.F. King & Co., Inc.

48 Wall Street New York, NY 10005

Bankers and Brokers Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 859-8508

Email: netservicos@dfking.com